UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced today that Dr. William Hunter, President and CEO is scheduled to present at the Banc of America Securities 2004 Specialty Pharmaceuticals Conference on Friday, July 30, 2004 at 9:30 am EST.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  July 23, 2004

      By: /s/ David Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Friday, July 23, 2004

ANGIOTECH PHARMACEUTICALS TO PARTICIPATE IN

BANC OF AMERICA CONFERENCE

Vancouver, July 23, 2004– Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), is scheduled to participate in the Banc of America Securities 2004 Specialty Pharmaceuticals Conference.

William Hunter, President and CEO of Angiotech, will be making a 25-minute presentation at the conference on Friday, July 30th, 2004 at 6:30 am PST (9:30 am EST).

A live webcast of Dr. Hunter’s remarks will be available to all interested parties at Angiotech’s website at www.angiotech.com in the Investor Relations section. To ensure a timely connection to the webcast, it is recommended that users register at least 15 minutes before the webcast begins.

This webcast is being hosted by Banc of America Securities. The replay will be archived and available until Friday, August 6th, 2004 in the Investor Relations section of Angiotech’s website at www.angiotech.com.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

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For more information contact:

Investors:

Rui Avelar

Angiotech Pharmaceuticals, Inc.   (604) 221-7676 ext 6996

Media:

Eric Starkman

Starkman & Associates                  (212) 252-8545